Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for August 2021 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for August 2021 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In August 2021, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 40.82% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic and international routes decreased by 41.60% and 24.00%, respectively, while that for regional routes increased by 169.84%, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 51.23%, of which, passenger traffic for domestic and international routes decreased by 52.21% and 21.39%, respectively, while that for regional routes increased by 65.07%, as compared with the same period last year. The passenger load factor was 60.33%, representing a decrease of 12.87 percentage points as compared with the same period last year, of which, the passenger load factor for domestic and regional routes decreased by 13.41 and 19.71 percentage points, respectively, while that for international routes increased by 1.99 percentage points, as compared with the same period last year.

In terms of cargo operations, in August 2021, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 30.83% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 13.02% as compared with the same period last year. The cargo and mail load factor was 61.17%, representing an increase of 12.53 percentage points as compared with the same period last year.

In August 2021, the Group has newly launched the following major routes: Harbin – Wuhan – Harbin, Tianjin – Changchun – Tianjin, Shenzhen – Haikou – Shenzhen, Hangzhou – Urumqi – Hangzhou (each being seven flights a week).

In August 2021, the Group introduced three aircraft (including one A321NEO aircraft, one A320NEO aircraft and one ARJ21 aircraft). As of the end of August 2021, the Group operated a fleet of 872 aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	10	0	10
Airbus 330 Series	4	29	7	40
Airbus 320 Series	101	110	123	334
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	160	73	166	399
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	0	6
ARJ21	1	7	0	8

Total	290	276	306	872

KEY OPERATING DATA OF AUGUST 2021

	August 2021			Cumulative 2021
Traffic	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	7,026.48	-59.07	-52.21	106,335.14	42.04
Regional	7.59	-58.45	65.07	125.99	-35.79
International	364.85	-3.06	-21.39	2,720.59	-75.87

Total	7,398.92	-57.87	-51.23	109,181.72	26.46

RTK (in million)
Domestic	697.36	-56.24	-49.89	10,220.88	38.53
Regional	1.64	-38.90	232.01	19.81	-11.88
International	478.31	-13.19	-12.18	4,557.72	-3.66

Total	1,177.30	-45.17	-39.21	14,798.41	21.98

	August 2021			Cumulative 2021
Traffic	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RTK - Cargo and Mail (in million)
Domestic	87.59	-18.39	-20.97	834.58	3.47
Regional	0.98	-10.65	974.01	8.68	61.19
International	445.99	-13.87	-11.44	4,316.33	15.06

Total	534.55	-14.64	-13.02	5,159.60	13.06

Passengers carried (in thousand)
Domestic	4,535.89	-59.22	-55.75	69,952.01	38.56
Regional	7.72	-56.10	79.21	121.18	-29.69
International	55.42	-0.77	-24.68	446.06	-81.69

Total	4,599.02	-58.92	-55.48	70,519.25	32.82

Cargo and mail carried (in thousand tonnes)
Domestic	52.00	-19.88	-24.94	503.31	2.07
Regional	1.00	-9.82	1,130.63	8.81	71.16
International	45.89	-16.19	-12.77	446.87	9.46

Total	98.89	-18.11	-18.92	959.00	5.79

Capacity	August 2021			Cumulative 2021
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	11,630.40	-47.62	-41.60	143,605.79	33.56
Regional	24.44	-52.36	169.84	369.44	-8.88
International	609.89	-11.94	-24.00	5,546.29	-67.10

Total	12,264.73	-46.56	-40.82	149,521.52	19.83

ATK (in million)
Domestic	1,280.59	-49.57	-44.06	16,409.45	35.40
Regional	3.54	-45.62	245.46	48.09	-6.75
International	693.52	-13.43	-17.28	6,728.10	-16.21

Total	1,977.65	-40.91	-36.79	23,185.65	14.78

ATK - Cargo and Mail (in million)
Domestic	233.85	-56.77	-52.94	3,484.93	42.69
Regional	1.34	-29.11	541.07	14.84	-1.61
International	638.63	-13.56	-16.65	6,228.94	-4.36

Total	873.83	-31.82	-30.83	9,728.71	8.46

	August 2021			Cumulative 2021
Load Factor	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	60.41	-16.91	-13.41	74.05	4.42
Regional	31.06	-4.55	-19.71	34.10	-14.29
International	59.82	5.48	1.99	49.05	-17.82

Total	60.33	-16.20	-12.87	73.02	3.83

Cargo and Mail Load Factor
Domestic	37.45	17.61	15.15	23.95	-9.08
Regional	72.96	15.08	29.41	58.49	22.79
International	69.84	-0.25	4.11	69.29	11.69

Total	61.17	12.31	12.53	53.03	2.16

Overall Load Factor (RTK/ATK)
Domestic	54.46	-8.30	-6.33	62.29	1.40
Regional	46.26	5.08	-1.87	41.19	-2.40
International	68.97	0.20	4.01	67.74	8.83

Total	59.53	-4.63	-2.37	63.83	3.77

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

15 September 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.